EXHIBIT 99.1

NewsRelease

TC Energy expects to appeal Delaware Court rulings in lawsuit related to
2016 Columbia Pipeline acquisition

CALGARY, Alberta – July 2, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced today that the Delaware Chancery Court (the “Court”) issued a ruling against TC Energy in a class action lawsuit brought on behalf of the former shareholders of Columbia Pipeline Group Inc. ("Columbia") related to the acquisition of Columbia by TC Energy in July 2016. TC Energy strongly disagrees with the Court’s ruling and is evaluating its options for appeal once final judgment is entered. The same Delaware Chancery Court had previously confirmed, after trial in an appraisal rights action filed in 2016, that the $25.50 per share that TC Energy paid Columbia shareholders was fair value.

The lawsuit, filed by plaintiffs in July 2018, alleged that Columbia’s then CEO and CFO breached their fiduciary duties to Columbia shareholders and that there were material omissions in Columbia’s proxy statement and that TC Energy aided and abetted the fiduciary duty breaches and the disclosure violations. The plaintiffs claimed damages in excess of US$3 billion. Columbia’s former executives settled with plaintiffs prior to trial for US$79 million. TC Energy disputed the allegations at trial.

The Court determined the former Columbia executives breached their fiduciary duties and made material disclosure omissions and that TC Energy was aware and took advantage of those breaches. The Court awarded shareholders damages in the amount of US$1 per share. The final award is yet to be determined but is expected to be in the range of US$400 million, plus interest at the statutory rate. Liability for this award will be allocated between Columbia’s former executives and TC Energy in a subsequent proceeding before the Court that will determine proportionate responsibility and account for the prior settlement.

TC Energy will not be responsible for the full amount of the award, but its proportionate share will not be known until the allocation hearing is completed and a decision rendered, likely later in 2023. TC Energy is disappointed with this decision and disputes many of the findings of fact and law. TC Energy intends to appeal once the final allocation is determined and anticipates an appeal will take upwards of one year.

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Media Relations
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522